RADICA GAMES LIMITED
                       REPORTS SECOND QUARTER PROFITS AND
                               SALES GROWTH OF 99%

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
AUGUST 12, 2002                                      PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the second quarter of 2002. Sales for the quarter increased by 99.0% to $20.5 million compared to $10.3 million for the same period in 2001. The company reported a net profit of $1.0 million or $0.05 per share for the quarter compared to a net loss of $3.7 million or $0.21 per share in the second quarter of 2001.

Radica's CEO, Pat Feely, said, " We are very pleased to report such significant growth as well as profitability in what has traditionally been our weakest quarter of the year. These results are indicative of the steady progress we have made in each of our last 5 quarters in turning around Radica."

"While there are still many uncertainties facing us for the rest of the year, we believe that we are heading toward a profitable result for the full year most likely in the range of $0.35 to $0.40 per share based upon sales projections of approximately $120 to $125 million. As indicated by these numbers it is likely that our growth rate in the second half will be less impressive than we experienced in the first half since last year's results in the second half were fairly strong. Even so, we expect a solid improvement in results for the second half," said Feely.

Revenues for the quarter were comprised of 42.0% Electronic Games (Handheld Games and Play TV(TM)), 8.8% Girls' Electronics (Girl Tech(R) and Barbie(TM)), 15.1% VGA and 34.1% Manufacturing Services (ODM, OEM and Sourcing) compared to 59.1%, 12.7%, 7.8% and 20.4% for the same period in 2001. In US dollar terms this represents sales growth of 41.5% for Electronic Games, 38.1% for Girls' Electronics, 287.6% for VGA and 232.1% for Manufacturing Services.

Gross margin for the quarter was 30.2% compared to 34.9% in Q2 of 2001 as a result of a higher mix of the lower margin Manufacturing Services business and certain inventory provisions taken primarily due to the recent sales declines experienced in European sales of old platform GameBoy Color and PSOne inventory. Before warranty and inventory provisions, gross margins by category were as follows: Electronic Games 51.9%, Girls' Electronics 45.7%, VGA 33.9% and Manufacturing Services 16.2%. This compares to 39.3%, 34.2%, 13.2% and 21.7% in Q2 of 2001.

Operating expenses for the quarter were $5.0 million compared to $7.3 million in Q2 of 2001. The decrease in expenditure was as a result of the Company's reorganization plan implemented earlier in the year and reduced amortization charges compared to 2001. As part of this, both SG&A expenses and R&D costs each decreased by $0.5 million. In addition the Company made a foreign exchange gain of approximately $1.0 million in its U.K. operation due to the increased strength of the Pound Sterling compared to the US Dollar.

At June 30, 2002 the Company had $22.1 million of cash compared to $25.8 million at December 31, 2001 and net assets of $62.2 million. There was no long-term debt at June 30, 2002 having reduced by $1.8 million during the first half. Inventories increased to $24.9 million from $17.2 million at December 31, 2001 in preparation for third quarter sales. Receivables were at $11.5 million at June 30, 2002 compared to $17.3 million at December 31, 2001.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                         Three months ended June 30,       Six months ended June 30,
(US Dollars in thousands,                ----------------------------    ----------------------------
except per share data)                       2002            2001            2002            2001
                                         ------------    ------------    ------------    ------------
                                          (unaudited)     (unaudited)     (unaudited)     (unaudited)
Revenues:
Net sales                                $     20,507    $     10,295    $     38,010    $     22,068
Cost of goods sold (exclusive of items
  shown separately below)                     (14,305)         (6,707)        (25,880)        (15,338)
                                         ------------    ------------    ------------    ------------
Gross profit                                    6,202           3,588          12,130           6,730
                                         ------------    ------------    ------------    ------------

Operating expenses:
Selling, general and administrative
  expenses                                     (4,324)         (4,833)         (9,770)         (8,979)
Research and development                         (953)         (1,446)         (1,986)         (2,761)
Depreciation and amortization                    (717)         (1,011)         (1,436)         (2,014)
Foreign exchange gain (loss)                      966             (58)            724            (463)
                                         ------------    ------------    ------------    ------------
  Total operating expenses                     (5,028)         (7,348)        (12,468)        (14,217)
                                         ------------    ------------    ------------    ------------

Operating income (loss)                         1,174          (3,760)           (338)         (7,487)

Other income                                       40              15              55              24

Interest income                                    15              51              16              77
                                         ------------    ------------    ------------    ------------

Income (loss) before income taxes               1,229          (3,694)           (267)         (7,386)

Provision for income taxes                       (267)            (41)           (346)            (73)
                                         ------------    ------------    ------------    ------------

Net income (loss)                                 962          (3,735)           (613)         (7,459)
                                         ============    ============    ============    ============

Net income (loss) per share:

Basic                                    $       0.05    $      (0.21)   $      (0.03)   $      (0.42)
                                         ============    ============    ============    ============

Diluted                                  $       0.05    $      (0.21)   $      (0.03)   $      (0.42)
                                         ============    ============    ============    ============

Weighted average number of common
  and common equivalent shares:

Basic                                      17,717,795      17,613,303      17,692,695      17,589,722
                                         ============    ============    ============    ============

Diluted                                    18,366,659      17,613,303      17,692,695      17,589,722
                                         ============    ============    ============    ============

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


(US Dollars in thousands, except share data)                     June 30,        December 31,
                                                               --------------    --------------
                                                                   2002              2001
                                                               --------------    --------------
                                                                (unaudited)
                            ASSETS
Current assets:
Cash and cash equivalents                                           $ 22,134          $ 25,810
Accounts receivable, net of allowances for doubtful accounts
   of $1,402 ($2,207 in 2001)                                         11,528            17,290
Inventories, net of provision of $3,860 ($3,997 in 2001)              24,905            17,179
Prepaid expenses and other current assets                              3,586             2,283
Income taxes receivable                                                  931               931
Deferred income taxes                                                    168               168
                                                               --------------    --------------

Total current assets                                                  63,252            63,661
                                                               --------------    --------------

Property, plant and equipment, net                                    15,308            16,310
                                                               --------------    --------------

Intangible assets, net                                                 9,761             9,971
                                                               --------------    --------------

Deferred income taxes, noncurrent                                      1,421             1,887
                                                               --------------    --------------

        Total assets                                                $ 89,742          $ 91,829
                                                               ==============    ==============

             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term borrowings                                                  $ 846             $ 846
Accounts payable                                                      12,236            10,101
Current portion of long-term debt                                      3,649             3,648
Accrued payroll and employee benefits                                    998               943
Accrued expenses                                                       9,255            10,907
Income taxes payable                                                     510               507
                                                               --------------    --------------

        Total current liabilities                                     27,494            26,952
                                                               --------------    --------------

Long-term debt                                                             -             1,825
                                                               --------------    --------------

        Total liabilities                                             27,494            28,777
                                                               --------------    --------------

Shareholders' equity:
Common stock
   par value $0.01 each, 100,000,000 shares authorized,
   17,729,511 shares outstanding (17,646,740 in 2001)                    177               176
Additional paid-in capital                                             2,168             1,549
Warrants to acquire common stock                                           -               445
Retained earnings                                                     60,399            61,012
Accumulated other comprehensive income                                  (496)             (130)
                                                               --------------    --------------

       Total shareholders' equity                                     62,248            63,052
                                                               --------------    --------------

       Total liabilities and shareholders' equity                   $ 89,742          $ 91,829
                                                               ==============    ==============